News

Sequans Communications S.A. Announces Closing of Over-Allotment Option Related to Underwritten Public Offering and
Termination of ATM Offering Agreement

Including over-allotment proceeds, total equity funding secured since March 31, 2020 is approximately $32.6 million, providing significant additional financial flexibility

PARIS, France - June 4, 2020 - Sequans Communications S.A. (NYSE: SQNS) today announced that the underwriters of its previously announced public offering of American Depositary Shares (“ADSs”) have exercised their over-allotment option (the “Option”) in full to purchase 728,155 additional ADSs, representing 2,912,620 ordinary shares, for gross proceeds of $3.75 million. The Option exercise closed on June 4, 2020. Including the additional ADSs from exercising the Option, Sequans’ recent offering totaled 5,582,524 ADSs at a price to the public of $5.15 per ADS, with total gross proceeds of $28.75 million.

Pursuant to an underwriting agreement dated May 11, 2020, B. Riley FBR, Inc. acted as the sole book-running manager of the offering. Roth Capital Partners, LLC acted as the lead manager. For more information regarding the offering, please refer to the Company’s Report on Form 6-K furnished on May 14, 2020. The ADSs described above were offered by Sequans pursuant to a shelf registration statement on Form F-3 (File No. 333-221919), including a base prospectus, previously filed with, and subsequently declared effective, by the SEC on December 22, 2017.

After the completion of the underwritten public offering, including the over-allotment option, as well as additional, previously disclosed equity issuances since March 31, 2020 further described below, Sequans’ current total ADSs outstanding are 30,238,115 (equivalent to 120,952,462 ordinary shares).

Specifically, on May 15, 2020, the Company completed a private placement of 428,869 ADSs Bpifrance Participations (“BPI”) at a price of $5.15 per ADS, equal to the offering price to the public of ADSs sold in the underwritten public offering. As a result of the issuance of ADSs to BPI in the private placement, the $2.2 million loan from BPI pursuant to the Shareholder Loan Agreement dated April 2, 2020 between the Company and BPI was discharged.

On June 1, 2020, Sequans terminated, effective June 5, 2020, the At Market Issuance Sales Agreement (“Sales Agreement”) with B. Riley FBR, Inc. dated March 31, 2020. During the week of April 27, 2020, while the Sales Agreement was in effect, the Company issued and B.Riley FBR, Inc., acting as agent, sold 242,646 ADSs with gross proceeds of approximately $1.6 million.

The total net proceeds of all the above equity transactions, after deducting underwriting discounts and commissions and estimated offering expenses, are approximately $29.9 million.

About Sequans
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for massive, broadband, and critical IoT. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its

Cassiopeia Cat 4/Cat 6 4G and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Sweden, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com.

Forward-Looking Statements
This press release contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended).  Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “will,” and similar expressions are intended to identify forward-looking statements. The forward-looking statements in this press release include statements about the Company’s expectations regarding the completion of its public offering and private placement and the anticipated use of proceeds from the offering and the private placement. These statements involve risks, estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in these statements, including, among others, risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed offering, as well as risks and uncertainties associated with the Company’s business and finances in general. In addition, please refer to the risk factors contained in the Company’s Form 20-F for the fiscal year ended December 31, 2019 and other SEC filings available at www.sec.gov. Given these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law.

SOURCE: Sequans Communications S.A.
Media Relations:  Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations:  Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Disclaimer
The announcement is for information purposes only and does not, and shall not, in any circumstances, constitute a public offering by Sequans, nor a solicitation of an offer to subscribe for securities in any jurisdiction outside the United States, including France.  No prospectus (including any amendment, supplement or replacement thereto) or any other offering material has been prepared in connection with the offering of the ADSs that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no ADSs have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the ADSs have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) and/or restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-4, D.744-1, D.754-1 and D. 764-1 of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired ADSs may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder. This communication does not constitute an offer or invitation to subscribe for or to purchase any of the ADSs and neither this communication nor anything herein shall form the basis of any contract or commitment whatsoever. Any contact with potential qualified investors in France does not and will not constitute financial and banking solicitation (démarchage bancaire et financier) as set forth in Articles L. 341-1 and seq. of the French Code monétaire et financier.